tw telecom inc. 10475 Park Meadows Drive Littleton, CO 80124 T 303 566 1000 F 303 566 1010

July 22, 2009

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Mail Stop 3720

Securities and Exchange Commission

Washington, D.C. 20549

Re:	tw telecom inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
and Documents Incorporated by Reference
Filed February 24, 2009
File No. 001-34243

Dear Mr. Spirgel:

I am writing to confirm receipt of your letter dated July 15, 2009, addressed to our Executive Vice President and Chief Financial Officer, Mark A. Peters, in which you provided to us the comments of the staff of the Securities and Exchange Commission on the tw telecom inc. filing referenced above after having reviewed our response letter submitted June 30, 2009.

Pursuant to a telephone conversation on July 22, 2009 with Jessica Plowgian, Staff Attorney, we would like additional time to respond to the comments. We expect to deliver our response on or before Wednesday, August 12, 2009.

If you have any questions, please call me at (303) 566-1000.

Sincerely,

/s/ Tina A. Davis
Senior Vice President and Deputy General Counsel